Exhibit 99.1
Gogoro Announces Results of Annual General Meeting of Shareholders
TAIPEI, Taiwan, May 31, 2023 – Gogoro Inc. (“Gogoro” or the “Company”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it held its Annual General Meeting of Shareholders (“2023 AGM”) on May 30, 2023. Each of the resolutions submitted to the shareholders for approval at the 2023 AGM has been approved.

Specifically, the shareholders of the Company passed and approved by special resolutions that:

1.Mr. Hok-Sum Horace Luke be re-elected and serve as a Class I Director of the Company, with a term to expire at the Company’s 2026 annual general meeting of shareholders, subject to his earlier resignation or removal;
2.Mr. Ming-Shan Lee be re-elected and serve as a Class I Director of the Company, with a term to expire at the Company’s 2026 annual general meeting of shareholders, subject to his earlier resignation or removal; and
3.Article 83 of the amended and restated memorandum and articles of association of the Company currently in effect (the “M&A”) be and is hereby amended and replaced in its entirety with a new Article 83 as below with immediate effect:

“83. The Directors shall be divided into three (3) classes designated as Class I Directors, Class II Directors and Class III Directors, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors or the Special Resolution appointing such Director, with each class serving for staggered three (3)-year terms commencing as follows:

a.at the first annual general meeting of the Company following the Listing Date, the term of office of the Class I Directors shall expire and replacement Class I Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class I Directors are appointed in accordance with Article 85, the existing Class I Directors shall be automatically re-appointed for a further term of three (3) years;
b.at the second annual general meeting of the Company following the Listing Date, the term of office of the Class II Directors shall expire and replacement Class II Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class II Directors are appointed in accordance with Article 85, the existing Class II Directors shall be automatically re-appointed for a further term of three (3) years; and
c.at the third annual general meeting of the Company following the Listing Date, the term of office of the Class III Directors shall expire and replacement Class III Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class III Directors

Exhibit 99.1
are appointed in accordance with Article 85, the existing Class III Directors shall be automatically re-appointed for a further term of three (3) years.”;
The shareholders of the Company also passed and approved by ordinary resolutions that:

4.The adjournment of the 2023 AGM by the chairman of the 2023 AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the 2023 AGM to approve any of the resolutions to be considered and passed at the 2023 AGM be approved; and
5.Each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles,” Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com